TROUTMAN SANDERS LLP

PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

June 14, 2007

VIA EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mark P. Shuman

Legal Branch Chief

Re:	AbitibiBowater Inc. Registration Statement on Form S-4/A Filed June 4, 2007 File No. 333-141428

Dear Mr. Shuman:

This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission set forth in the Staff’s letter dated June 8, 2007 (the “Comment Letter”), to John W. Weaver, Chairman of AbitibiBowater Inc. (“AbitibiBowater” or the “Company”), with respect to the above-referenced Registration Statement on Form S-4/A (the “Registration Statement”). We are authorized by the Company, Abitibi-Consolidated Inc. (“Abitibi”), Bowater Incorporated (“Bowater”) and Bowater Canada Inc. (“Bowater Canada”) to provide the responses contained in this letter on their behalf. The terms “we,” “us,” and “our” in the responses refer to the Company.

For your convenience, we set forth each comment from the Comment Letter in bold typeface and include the Company’s response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter. Page references set forth herein have been revised to correspond to the second amendment to the Registration Statement. We are also sending a paper copy of this letter to you by overnight courier.

Annex B: Unaudited Pro Forma Condensed Combined Financial Information of AbitibiBowater

Note 2. Purchase Price, page B-7

1.	We note that your preliminary valuation of potential intangible assets as identified fair value for water rights. Tell us why you have not allocated any value to cutting rights, non-contractual customer relationships, patents or trademarks. If you do not expect to allocate value to these items, revise your disclosure to indicate that and explain why. If you expect the final valuation to include such items, revise to include an estimate of that allocation or provide the sensitivity analysis previously requested.

Company Response:

We respectfully advise the Staff that our valuation of potential intangible assets is preliminary and provide the following responses regarding the potential intangible assets.

Cutting rights

The Canadian provincial governments assign long-term timber cutting rights on designated common areas. These rights, which are assigned at the sawmill/papermill level, contain various stipulations, including annual allowable cut guidelines and forest regeneration requirements. If the licensee does not comply with these annual guidelines, the timber-cutting rights can be revoked by the provincial governments. These revoked timber cutting rights would then be reassigned to other licensees that have sawmills or other papermills in the vicinity. By law, these cutting rights (evidenced by permits or licenses) cannot be bought or sold separately from the sawmills/papermills to which they were originally assigned. It was not possible to quantify the value of timber cutting rights separately from the value of the sawmills/papermills since there was no evidence of separate exchange transactions from timber cutting rights and the provincial governments prohibit the standalone sale of timber cutting rights.

SFAS 141, paragraph 39, states that “An intangible asset shall be recognized as an asset apart from goodwill if it arises from contractual or other legal rights (regardless of whether those rights are transferable or separable from the acquired entity of from other rights and obligations).” In our preliminary valuation of potential intangible assets, the fair value of the timber cutting rights and the underlying depreciable assets would be recognized together as a single asset for financial reporting purposes since

Securities and Exchange Commission

June 14, 2007

the timber cutting rights cannot be sold, transferred, licensed, rented or exchanged apart from the related assets and since the timber cutting rights are expected to have similar useful lives as the related assets. This application is consistent with the example in paragraph A10-b of SFAS 141.

Non-contractual customer relationships

Most of our products are commodities that are widely available from other producers. Typically, commodity products in our industry have few distinguishing qualities and functional characteristics from producer to producer; therefore, competition for these products is based primarily on price, which is determined by supply relative to demand. At the valuation date, the economic supply of wood products was sufficient to maintain and moderate product prices at a time of lower demand. In addition, our preliminary valuation of non-contractual customer relationships indicated that any value assigned would be minimal based on a variation of the income approach known as the residual income method. In performing the valuation at the reporting unit level and after taking the appropriate return charges for working capital and tangible assets net of functional and economic obsolescence, there was minimal cash flow remaining attributable to the non-contractual customer relationships. This resulted in the conclusion that there is no material value to this asset. This valuation and analysis is preliminary and subject to finalization.

Patents and or Trademarks

Our preliminary valuation of patents and trademarks indicated that any value assigned would be de minimis. Most of our products are commodities that are widely available from other producers. Typically, commodity products in our industry have few distinguishing qualities and functional characteristics from producer to producer; therefore, competition for these products is based primarily on price, which is determined by supply relative to demand. At the valuation date, the economic supply of wood products was sufficient to maintain and moderate product prices at a time of lower demand.

Revised Disclosure

We have revised the disclosures on pages B-7 and B-8 of the Registration Statement to reflect the above comments.

*        *        *        *

As was discussed via telephone with you on June 12, 2007, we reiterate here our anticipated timing leading to effectiveness of the Registration Statement. We expect to file one additional amendment to the Registration Statement. We expect to make such filing on Wednesday evening, June 20, 2007 and expect that the only new information contained in that filing will be record date shareholding information for Abitibi and Bowater Canada. Also as we discussed, we would anticipate submitting at the same time, a request for acceleration of effectiveness of the Registration Statement to 10:00 a.m. on Friday morning, June 22, 2007.

In connection with responding to the comments of the Staff, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and that the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call Cal Smith at (404) 885-3352 or Toby Myerson at (212) 373-3033.

Very truly yours,

/s/ Cal Smith
Cal Smith Counsel to Bowater Incorporated

/s/ Toby Myerson
Toby Myerson Counsel to Abitibi-Consolidated Inc.

cc:	John W. Weaver
David J. Paterson